ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Thomas J. Danielski
617-235-4961
thomas.danielski@ropesgray.com

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Zenas BioPharma, Inc.

1000 Winter Street, North Building, Suite 1200

Waltham, MA 02451

Attention: Chief Executive Officer

Phone: (857) 271-2954

August 27, 2024

VIA EDGAR AND SECURE FILE TRANSFER

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720
Washington, D.C. 20549

Attention:	Tyler Howes – Legal
Chris Edwards – Legal
Li Xiao – Accounting
Angela Connell – Accounting

RE:	Zenas BioPharma, Inc.
Registration Statement on Form S-1
Filed August 22, 2024
File No. 333-281713
CIK No. 0001953926

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by Zenas BioPharma, Inc. with respect to the omitted portions, which are identified in this letter by the mark “[***]”.

Ladies and Gentlemen:

On behalf of Zenas BioPharma, Inc. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”). The Company confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on January 25, 2024, resubmitted the Registration Statement to the Commission on May 15, 2024, June 14, 2024 and June 26, 2024, and subsequently filed the Registration Statement with the Commission on August 22, 2024. The purpose of this Letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated February 21, 2024. Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this Letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the Letter.

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC.

Securities and Exchange Commission

August 27, 2024

The Company respectfully requests confidential treatment for the bracketed and highlighted information in this request letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83, and that the Commission provide timely notice to Leon O. Moulder, Jr., Chief Executive Officer, Zenas BioPharma, Inc., 1000 Winter Street, North Building, Suite 1200, Waltham, Massachusetts 02451, telephone (857) 271-2954, before it permits any disclosure of such information.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

15. Once you have an estimated offering price range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the planned initial public offering and the midpoint of the estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.

Estimated Preliminary Initial Public Offering Price Range

The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s board of directors (the “Board”) and reflecting input from the lead underwriters (the “Underwriters”) of the Company’s proposed initial public offering of shares of its common stock (“IPO”), if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] per share to $[***] per share (the “Preliminary IPO Price Range”), with a midpoint of approximately $[***] per share (the “Preliminary Assumed IPO Price”), before giving effect to an anticipated reverse stock split of the Company’s capital stock. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00, if the maximum price is less than $10.00 per share, or 20% of the high end of the range, if the maximum price is greater than $10.00 per share, unless otherwise approved by the Staff.

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC.

Securities and Exchange Commission

August 27, 2024

The Company’s final range to be included in a pre-effective amendment to the Registration Statement remains under discussion between the Company and the Underwriters, and a bona fide price range for the IPO will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Summary of Recent Option Grants and Common Share Valuation

As there has been no public market for the Company’s common stock to date, the historical estimated fair value of the Company’s common stock has been determined by its Board, with input from management, considering the Company’s most recently available independent third-party valuations of the common stock as of the date of each option grant as well as the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Guide”).

In accordance with the Guide, a third-party valuation firm prepared valuations of the Company’s common stock using a market approach to estimate the Company’s enterprise value, and an option pricing method (“OPM”) to allocate value to the common stock. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock.

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC.

Securities and Exchange Commission

August 27, 2024

The following table sets forth, by grant date, the number of common shares subject to options granted from January 1, 2023 through May 23, 2024, the per share exercise price of the options and the per share fair value of the common stock on each grant date:

Grant Date	Type of Award	Per Share Exercise Price of Options		Per Share Value of Common Stock on Grant Date		Number of Common Shares Underlying Grant
February 21, 2023	Options		$1.07		$1.07	270,000
February 27, 2023	Options		$1.07		$1.07	75,000
March 1, 2023	Options		$1.07		$1.07	200,000
June 22, 2023	Options		$1.07		$1.07	820,000
July 10, 2023	Options		$1.07		$1.07	250,000
July 18, 2023	Options		$1.07		$1.07	3,350,000
September 26, 2023	Options		$1.21		$1.21	185,000
October 30, 2023	Options		$1.21		$1.21	1,500,000
December 19, 2023	Options	$	[***]	$	[***]	[***]
February 27, 2024	Options	$	[***]	$	[***]	[***]
May 9, 2024	Options	$	[***]	$	[***]	[***]
May 23, 2024	Options	$	[***]	$	[***]	[***]

The Board’s determination of fair value was based, in part, on the results of contemporaneous third-party valuations of the Company’s common stock performed as of November 2, 2022 (the “November 2022 Valuation”), July 31, 2023 (the “July 2023 Valuation”), December 4, 2023 (the “December 2023 Valuation”), February 15, 2024 (the “February 2024 Valuation”), and April 30, 2024 (the “April 2024 Valuation”).

At each option grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

February 21, 2023, February 27, 2023, March 1, 2023, June 22, 2023, July 10, 2023, and July 18, 2023 Option Grants. The Board determined that the fair value of the Company’s shares of common stock was $1.07 per share as of November 2, 2022, based on input from management, the objective and subjective factors (disclosed on page 99 of the Registration Statement) that it believed were relevant, and the results of the November 2022 Valuation. The November 2022 Valuation utilized the recent transactions method to value the total equity of the Company under the market approach and an OPM to determine the value of the Company’s common stock. The market approach was selected as the Company had closed its Series B Preferred Stock financing. The Company Board, with input from management and the third-party valuation provider, determined that the issuance price of the Series B Preferred Stock reasonably reflected fair value. This approach therefore valued the common stock by considering the economic and control rights of the preferred stockholders versus the common stockholders. The November 2022 Valuation then applied a discount for lack of marketability of [***]% to arrive at an indication of value of the Company’s common stock of $1.07 per share.

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC.

Securities and Exchange Commission

August 27, 2024

September 26, 2023 and October 30, 2023 Option Grants. The Board determined that the fair value of the Company’s shares of common stock was $1.21 per share as of July 31, 2023, based on input from management, the objective and subjective factors (disclosed on page 99 of the Registration Statement) that it believed were relevant, and the results of the July 2023 Valuation. The July 2023 Valuation utilized the market-adjusted equity method under the market approach to value the Company’s total equity and an OPM to determine the value of the Company’s common stock. This method started with the Company’s equity value as of the November 2022 Valuation, which was then updated for the Company’s progress on research and development programs, market conditions (review of biotech indexes and public peers stock performance), and other applicable milestones to estimate the Company’s total equity value as of July 31, 2023. The OPM valued the common stock by considering the economic and control rights of the preferred stockholders versus the common stockholders. The July 2023 Valuation then applied a discount for lack of marketability of [***]% to arrive at an indication of value of the Company’s common stock of $1.21 per share.

December 19, 2023 Option Grants. The Board determined that the fair value of the Company’s shares of common stock was $[***] per share as of December 4, 2023 based on input from management, the objective and subjective factors (disclosed on page 99 of the Registration Statement) that it believed were relevant, and the results of the December 2023 Valuation. The December 2023 Valuation was prepared taking into account the Company’s progress and its prospects for a potential initial public offering, including an organizational meeting held in November 2023 and plans to confidentially submit a draft registration statement to the SEC by the end of 2023. The December 2023 valuation discreetly considered two scenarios: (i) a potential initial public offering and (ii) a mergers and acquisitions transaction. The December 2023 Valuation utilized a hybrid approach using these scenarios. The IPO scenario allocated value to the shareholders presuming a fully-diluted waterfall, and the mergers and acquisitions scenario allocated value to the common stock using an OPM. The December 2023 Valuation considered the likelihood that the Company would successfully seek an initial public offering based on the status of preparations for a potential initial public offering, which was determined to be [***]%. Under the initial public offering scenario, a direct waterfall approach was used to allocate the value to the common stock. The December 2023 Valuation considered the likelihood that the Company would seek a trade sale, which was determined to be [***]%. Under this scenario, the recent transaction approach was used to determine the equity value of the Company and to allocate the equity value to the respective classes of the Company’s capital stock using the OPM. The December 2023 Valuation then applied a discount for lack of marketability of [***]% under the initial public offering scenario and [***]% under the trade sale scenario. These assumptions, including the weightings of [***]% to the initial public offering scenario and [***]% to the trade sale scenario, resulted in a valuation of the Company’s common stock of $[***] per share.

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC.

Securities and Exchange Commission

August 27, 2024

February 27, 2024 Option Grants. The Board determined that the fair value of the Company’s shares of common stock was $[***] per share as of February 15, 2024 based on input from management, the objective and subjective factors (disclosed on page 99 of the Registration Statement) that it believed were relevant, and the results of the February 2024 Valuation. The February 2024 Valuation was prepared taking into account the Company’s progress and its prospects for a potential initial public offering, including its initial confidential submission of the draft registration submission with the SEC, and two scenarios: (i) a potential initial public offering and (ii) a mergers and acquisitions transaction. The February 2024 Valuation utilized a hybrid approach using these scenarios. The February 2024 Valuation considered the likelihood that the Company would successfully seek an initial public offering based on the status of preparations for a potential initial public offering, which was determined to be [***]%. Under the initial public offering scenario, a direct waterfall approach was used to allocate the value to the common stock. The February 2024 Valuation considered the likelihood that the Company would seek a trade sale, which was determined to be [***]%. Under this scenario, the market adjusted equity method was used to determine the equity value of the Company and to allocate the equity value to the respective classes of the Company’s capital stock using the OPM. The February 2024 Valuation then applied a discount for lack of marketability of [***]% under the initial public offering scenario and [***]% under the trade sale scenario. These assumptions, including the weightings of [***]% to the initial public offering scenario and [***]% to the trade sale scenario, resulted in a valuation of the Company’s common stock of $[***] per share.

May 9, 2024 and May 23, 2024 Option Grants. The Board determined that the fair value of the Company’s shares of common stock was $[***] per share as of April 30, 2024 based on input from management, the objective and subjective factors (disclosed on page 99 of the Registration Statement) that it believed were relevant, and the results of the April 2024 Valuation. The April 2024 Valuation was prepared taking into account the Company’s progress and its prospects for a potential initial public offering and the Company’s anticipated Series C Preferred Stock financing, which was consummated in May 2024. The April 2024 Valuation discreetly considered two scenarios: (i) a potential initial public offering and (ii) a mergers and acquisitions transaction. The April 2024 Valuation utilized a hybrid approach using these scenarios, whereby the probability weighted fair value of the shares of Series C Preferred Stock was presumed to reflect their issuance price. The Company Board, with input from management and the third-party valuation provider, determined that the issuance price of the Series C Preferred Stock reasonably reflected fair value. The April 2024 Valuation considered the likelihood that the Company would successfully seek an initial public offering based on the status of preparations for a potential initial public offering, which was determined to be [***]%. Under the initial public offering scenario, a direct waterfall approach was used to allocate the value to the common stock. The April 2024 Valuation considered the likelihood that the Company would seek a trade sale, which was determined to be [***]%. In this scenario, the OPM was used to allocate the equity value to the respective classes of the Company’s capital stock. The April 2024 Valuation then applied a discount for lack of marketability of [***]% under the initial public offering scenario and [***]% under the trade sale scenario. These assumptions, including the weightings of [***]% to the initial public offering scenario and [***]% to the trade sale scenario, resulted in a valuation of the Company’s common stock of $[***] per share. The decrease in the fair value of the Company’s common stock in the April 2024 Valuation compared to in the February 2024 Valuation was primarily attributable to the fact that the negotiated issuance price of the Series C Preferred Stock was less than the original issuance price of the Company’s Series B Preferred Stock, which the Company’s Board, with input from management and the third-party valuation provider, determined was primarily a result of a deterioration in market conditions.

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC.

Securities and Exchange Commission

August 27, 2024

Comparison of the Most Recent Valuation and the Preliminary IPO Price Range

As is typical in an initial public offering, the Preliminary IPO Price Range for the IPO was not derived using a formal determination of estimated fair value, but was determined based on discussions between the Company and the Underwriters. Prior to August 20, 2024, the Company and the Underwriters had not had any specific discussions regarding the Preliminary IPO Price Range. Among the factors that the Company considered in setting the Preliminary IPO Price Range were the following:

•	an analysis of the typical valuation ranges seen in recent initial public offerings for clinical-stage biopharmaceutical companies;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the recent performance of U.S. initial public offerings of generally comparable companies at a similar stage of development and commercial growth;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	the Company’s financial position and prospects;

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC.

Securities and Exchange Commission

August 27, 2024

•	an assumption that there would be a receptive public trading market for pre-commercial, clinical-stage biopharmaceutical companies such as the Company;

•	an assumption that there would be sufficient demand for shares of the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that the difference between the April 2024 Valuation price and the Preliminary Assumed IPO Price is primarily attributable to the following factors:

•	The Preliminary IPO Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s April 2024 Valuation of common stock, which considered other potential exit scenarios, which would have resulted in lower value of its common stock than an IPO. If the Company had applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the April 2024 Valuation would have been $[***] per share (before giving effect to any discount for lack of marketability).

•	The Preliminary IPO Price Range assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock. As described above, a discount for lack of marketability was applied in the third-party valuation reports.

•	Positive business developments have occurred since April 30, 2024, including clearance by the U.S. Food and Drug Administration of the Company's investigation new drug application for its Phase 2 clinical trial for obexelimab for the treatment of patients with relapsing multiple sclerosis and progress towards initiation the Company's Phase 2 clinical trial for obexelimab for the treatment of patients with systemic lupus erythematosus.

•	In June 2024, a large biopharmaceutical company released positive results from its Phase 3 clinical trial of a CD19-targeting drug for treatment of IgG4-RD, and the Company believes the results validate the potential for CD19-targeting product candidates, such as obexelimab, for the treatment of IgG4-RD, and obexelimab’s potential to treat other immunology and inflammation diseases.

•	Beginning in June 2024, the Company held “testing the waters” meetings, from which the Company received positive feedback from potential investors, including feedback regarding the Company’s product candidates and their potential regulatory pathway and competitive position, which addressed many of the Company’s uncertainties about successfully completing an IPO in the near term.

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC.

Securities and Exchange Commission

August 27, 2024

•	The Company’s shares of preferred stock, currently have substantial economic rights and preferences over its shares of common stock. Upon the closing of an IPO, all outstanding shares of preferred stock will convert into shares of common stock, thus eliminating the superior economic rights and preferences of the Company’s shares of preferred stock as compared to its shares of common stock.

•	The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to additional public equity going forward, increase the Company’s strategic flexibility and provide enhanced operational flexibility to potentially obtain regulatory approval for and commercialize its product candidates.

•	Input received from the Underwriters, including further discussions that took place during the week of August 19, 2024 with senior management of the Company and its Board.

•	The substantial progress the Company made in advancing its IPO, including continuing to clear the Staff’s comments on the Registration Statement and publicly filing the Registration Statement.

In conclusion, the Company respectfully submits that the difference between the recent valuation of its shares of common stock used in connection with the option grants for financial reporting purposes and the Preliminary Assumed IPO Price (i.e., the midpoint of the Preliminary IPO Price Range) is reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this Letter.

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC.

Securities and Exchange Commission

August 27, 2024

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff destroy these supplemental materials pursuant to Rule 418 of the Securities Act once the Staff has completed its review.

* * * * *

CONFIDENTIAL TREATMENT REQUESTED BY ZENAS BIOPHARMA, INC.

Securities and Exchange Commission

August 27, 2024

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 235-4961.

Sincerely,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc:	Leon O. Moulder, Jr. (Zenas BioPharma, Inc.)
Joseph Farmer (Zenas BioPharma, Inc.)
Nicholas Roper (Ropes & Gray LLP)
Richard Segal (Cooley LLP)
Denny Won (Cooley LLP)